[Letterhead of Pall Corporation]

November 12, 2013

Mr. W. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:     Pall Corporation
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed September 10, 2013
File No. 1-04311

Dear Mr. Cash,

I am responding to your letter dated October 29, 2013 concerning Pall Corporation’s (the “Company”) filing referenced above. Note that each number below corresponds to the number assigned to each comment in your letter. We have included below each of the Staff's comments immediately preceding our response thereto.

Form 10-K for Fiscal Year Ended July 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results from Continuing Operations, page 20

Comment 1.

It appears from your disclosures elsewhere in your document that net periodic pension costs represent a substantial component of your overall cost structure. Please expand your MD&A disclosure in future filings to include discussion and analysis, including a breakdown of the financial statement geography of your net periodic pension costs. Please provide us with your proposed disclosure revisions as part of your response.

Response:

In fiscal year 2013, our total expenses from continuing operations on a pre-tax basis were over $2.2 billion. Our total net periodic pension cost attributable to continuing operations was approximately $33 million (or approximately 1.5% of our overall cost structure). Additionally, the year over year changes in net periodic pension cost were not a significant driver of the overall change in the operating results (there was a decrease of approximately $1.6 million in net periodic pension cost in continuing operations from fiscal year 2012 to fiscal year 2013). As such, we do not believe that for fiscal year 2013 this represented a substantial component of our overall cost structure. If, in future periods, our net periodic pension cost does help explain significant changes in our line items, we will provide those details in our MD&A.

We will add the following disclosure under the Defined Benefits Retirement Plans heading of our Critical Accounting Policies section of the MD&A in next Form 10-K, for the fiscal year ending July 31, 2014:

“Our net periodic pension costs are primarily reflected in the selling, general and administrative expense line. The amounts in this line can vary from year to year, but will typically range from two-thirds to three-fourths of total net periodic pension cost. In addition, certain net periodic pension costs are included in our restructuring and other charges line item, which are described more fully in Note 2 to the accompanying consolidated financial statements. Cost of sales typically includes the majority of the remaining costs, with a smaller amount (up to 5%) in research and development.”

Restructuring and Other Charges Net, page 22

Comment 2.

We note for every financial statement period presented, you have recorded significant restructuring charges. We further note you recorded substantial restructuring charges in your third and fourth fiscal quarters of 2013. However, we note little meaningful MD&A discussion regarding these additional charges and your restructuring programs in general, other than to say they are for “structural cost improvement initiatives.” In future filings, please provide expanded and insightful disclosure regarding the nature, extent and timing of your restructuring initiatives. Please provide us with your proposed disclosure revisions as part of your response.

Response:

In the future, we will expand our discussion to include relevant disclosure regarding the nature, extent and timing of our restructuring initiatives. Please see an example of revised MD&A disclosure below:

“In fiscal year 2012, we announced a multi-year strategic cost reduction initiative (“structural cost improvement initiative”). This initiative impacts both segments as well as the Corporate Services Group. Our goal is to properly position our cost structure globally to perform in the current economic environment without disabling our growth or innovation potential.

Key components of the structural cost improvement initiative include:

•	the strategic alignment of our manufacturing, sales and R&D facilities to cost-effectively deliver high-quality products and superior service to our customers worldwide,

•	creation of regional shared financial services centers for the handling of accounting transaction processing and other accounting functions,

•	reorganization of sales functions, to more cost- efficiently deliver superior service to our customers globally, and

•	reductions in headcount across all functional areas, enabled by efficiencies gained through our ERP systems as well as in order to align to economic conditions.

The structural cost improvement initiative is expected to generate $100,000 in annualized cost savings over a three year period, which will allow us to invest in resources where needed. Approximately half of the targeted $100,000 annualized savings were achieved by the end of fiscal year 2013. We expect to achieve the remainder of our target savings ratably in fiscal years 2014 and 2015.

Restructuring and other charges (“ROTC”) in fiscal years 2013 and 2012 reflect the expenses incurred in connection with our structural cost improvement initiative as discussed above, including severance costs of approximately $23,000 and $62,000 in fiscal years 2013 and 2012, respectively. We expect to fund these restructuring activities with cash flows generated from operating activities.”

In connection with the above responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,

/s/ AKHIL JOHRI
Akhil Johri
Chief Financial Officer